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                                                                    Exhibit 1.02

                             [Centaur Letterhead]

                               October __, 1998

Bank J. Vontobel & Co. AG
Bahnhofstrasse 3
CH-8022, Zurich
Switzerland

Ladies/Gentlemen:

     This letter is to confirm our understanding regarding an expected future underwritten public offering of Centaur Common Stock to be listed on the Swiss Exchange in which Bank J. Vontobel ("Vontobel") would act as global coordinator.

     As we are both aware, Centaur had planned to effect a $60-90 million underwritten public offering of shares of its Common Stock in August/September 1998, with such shares to be listed on the Swiss Exchange and Bank Vontobel to act as global coordinator. However, as a result of market conditions, such offering (the "Postponed Offering") was not feasible, and we have instead agreed
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to consummate a smaller financing in which Centaur will sell 1.5 million shares of its Common Stock at $11.00 per share.

     This will confirm our mutual intent to undertake an SEC registered, underwritten public offering of Centaur Common Stock on the Swiss Exchange or other mutually agreeable exchange, with Bank Vontobel as global coordinator, as soon as market conditions permit. The terms and conditions of such offering (the "Future Offering") and related corporate governance arrangements will generally
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be as previously agreed in connection with the Postponed Offering, as reflected in that certain Amendment No. 6 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 4, 1998 (not including the number of shares to be sold and whether such shares are primary or secondary, and the offering price for such shares), and shall include, without limitation, the following:

     1.   Centaur will register under the Securities Exchange Act of 1934.

     2.   Centaur will agree to comply with the referenced Nasdaq regulations.

     3. Centaur will agree to the limitations on its ability to sell shares for three years from the Future Offering, assuming that at least $25 million is raised by the Company in the offering.

     4. All officers, directors and major stockholders shall agree to a 6 month lock-up.
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October __, 1998
Page 2

     5. The underwriting commission will be 5.5%, with an additional 0.5% to cover transaction expenses up to 600,000 Swiss Francs.

     The parties further agree that the underwriting agreement and related documentation that was prepared in connection with the Postponed Offering shall be the basis for such documents in the Future Offering.

     To implement this agreement, the parties agree that Vontobel shall inform Centaur if and when it believes that market conditions are appropriate to undertake the Future Offering, and the parties will then negotiate in good faith as to the terms of the offering, including the number of shares to be offered and whether such shares are primary or secondary, the offering price of such shares and other appropriate terms and conditions. Delivery of the foregoing notice by Vontobel shall in no way commit the parties to conduct the offering, which will be subject to market conditions and mutual agreement as to terms and conditions.

     Centaur agrees that from the date hereof, until December 31, 1999, it will not undertake any other financing whose primary purpose is to raise capital, unless Vontobel is the lead underwriter/placement agent for such financing, or Vontobel otherwise approves.

     Bank Vontobel acknowledges that this agreement shall not limit nor relate in any way to Centaur's ability to (i) raise money in connection with corporate partnerships and other transactions in which a significant component of the transaction is other than raising money in exchange for equity, (ii) enter into merger and acquisition activities or (iii) take such action as it deems appropriate to raise funds if in the good faith judgment of Centaur's Board of Directors, such funds are needed by the Company and it does not appear reasonably likely, after good faith discussions with Vontobel, that Vontobel will be able to raise such funds on terms approximately as favorable as Centaur could otherwise raise such funds.

     The parties further agree that this agreement will terminate on December 31, 1999, or earlier upon the acquisition of Centaur. For this purpose "an acquisition" shall mean a transaction in which the stockholders of the company prior to a given transaction or series of related transactions own less than a majority of the surviving entity after the transaction, or a sale of all or substantially all assets.
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October __, 1998
Page 3

     If the foregoing accurately sets forth our agreement please sign below where indicated.

     We look forward to a long and successful relationship with Vontobel and appreciate all of your efforts to date.

                                   Very truly yours,


                                   Brian Frenzel
                                   President and CEO

Bank J. Vontobel & Co. AG


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